EXHIBIT 99.1

FORM 51-102F3

MATERIAL CHANGE REPORT

Item 1	Name and Address of Company

BetterLife Pharma Inc. (the “Company” or “BetterLife”) 1275 West 6th Avenue Suite 300 Vancouver, British Columbia V6H 1A6

Item 2	Date of Material Change

August 24, 2026

Item 3	News Releases

News release dated August 19, 2026

Item 4	Summary of Material Change

Appointment of Chief Medical Officer and Stock Option Grant

In August 2026, the Company appointed Dr. Mahan Chehrenama, DO, as Chief Medical Officer. Dr. Chehrenama will lead clinical development for BETR-001, the Company’s non-hallucinogenic neuroplastogen advancing toward an Investigational New Drug (IND) application for migraine and other headache disorders, anticipated in the first quarter of 2027. Dr. Chehrenama is a board-certified neurologist and headache sub-specialist who pairs nearly a decade in senior biopharma drug development with more than two decades of clinical practice and research in headache medicine, along with other neurologic disease. Her appointment brings dedicated migraine drug-development leadership to the program as the Company finalizes IND-enabling work.

Pursuant to the appointment of Dr. Chehrenama as Chief Medical Officer, the Company has agreed to grant Dr. Chehrenama stock options to purchase 500,000 common shares of BetterLife, with an exercise price of $0.285, quarterly vesting over 24 months and a ten (10) year term.

Exercise of Warrants

From August 1 to 21, 2026, the Company received gross proceeds of $531,470 from the exercise of 4,564,697 share purchase warrants. The Company issued 4,564,697 common shares in connection with the exercise of these warrants at prices of $0.10 and $0.15. The Company intends to use the proceeds received for ongoing development of BETR-001 and working capital purposes.

Other

On August 6, 2026, the Company filed an amended Notice of Meeting and Record Date for its 2026 annual general meeting with a new meeting date of October 14, 2026.

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Also during August, 2026, the Company approved its Budget and Disbursement Approval and Whistleblower Policies, adopted its Nominating and Governance Committee Charter, Compensation Committee Charter and amended and restated Audit Committee Charter and appointed respective members to these committees. Copies of these policies and charters can be found at the Company’s website.

Item 5	Full Description of Material Change

Refer to Item 4.

Item 6	Reliance on subsection 7.1(2) or (3) of National Instrument 51-102

This Report is not being filed on a confidential basis in reliance on subsection 7.1(2) of National Instrument 51-102.

Item 7	Omitted Information

No information has been omitted on the basis that it is confidential information.

Item 8	Executive Officer

Further information can be obtained from Ahmad Doroudian, Chief Executive Officer of the Company, at (604) 221-0595.

Item 9	Date of Report

August 24, 2026

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SCHEDULE “A”

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BetterLife Pharma Appoints Mahan

Chehrenama, DO, as Chief Medical Officer

VANCOUVER, British Columbia, August 19, 2026 - BetterLife Pharma Inc. (“BetterLife” or the “Company”) (CSE: BETR / OTCQB: BETRF / FRA: NPAU), a biotechnology company developing treatments for neurological disorders, today announced the appointment of Mahan Chehrenama, DO, as Chief Medical Officer. Dr. Chehrenama will lead clinical development for BETR-001, the Company’s non-hallucinogenic neuroplastogen advancing toward an Investigational New Drug (IND) application for migraine and other headache disorders, anticipated in the first quarter of 2027.

Dr. Chehrenama is a board-certified neurologist and headache sub-specialist who pairs nearly a decade in senior biopharma drug development with more than two decades of clinical practice and research in headache medicine, along with other neurologic disease. Her appointment brings dedicated migraine drug-development leadership to the program as the Company finalizes IND-enabling work.

Dr. Chehrenama recently served as Chief Medical Officer at Manistee Therapeutics, a Cambridge-based early stage start-up where she led IND submission through MoA experiments along with design and execution of Phase 1 and Phase 2 trials of MTX-101 aimed at treatment of migraine. Earlier, she served as global development lead at Amgen, where she guided the neuroscience programs working on the first CGRP-inhibitor, Aimovig (erenumab), as a first in-class leading migraine therapy. Prior to Amgen, she led Revance Therapeutics to a successful global phase 3 program in an orphan/rare disease indication supporting a Biologics License Application for Cervical Dystonia. Additionally, she helped secure a novel migraine injection paradigm patent as the first named author for its well differentiated neurotoxin, daxibotulinumtoxinA. Her earliest industry work was at Avanir Pharmaceuticals in a medical affairs capacity which centered on a migraine asset (Onzetra), along with development of AVP-786 for other neuropsychiatric indications.

A Fellow of the American Headache Society, Dr. Chehrenama has served as principal investigator on more than 90 clinical trials over her career and has practiced clinical neurology since 1998 in Virginia. She previously served as Co-Medical Director of Headache and Concussion for Inova Health Systems, as an assistant clinical professor at Virginia Commonwealth University’s Inova Fairfax campus and as the founder and director of iNeuroHeadacheSpecialist, a direct to consumer telehealth second opinion practice aimed at the more refractory headache population.

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“BETR-001 is being developed for the patients Dr. Chehrenama has treated and studied her entire career,” said Dr. Ahmad Doroudian, Chief Executive Officer of BetterLife. “She has taken migraine programs through the FDA, led an IND submission, and worked on some of the field’s leading therapies. As we move toward our own IND in the first quarter of 2027, that is exactly the clinical development leadership our BETR-001 program needs.”

“Migraine and cluster headache remain greatly underserved, and BETR-001 pursues a serotonergic mechanism that is already validated in migraine, without hallucinations or scheduling barriers,” said Dr. Chehrenama. “A non-controlled oral therapy that patients can take at home would be a meaningful advance. I am excited to lead the BETR-001 clinical program and design trials that answer the questions patients and physicians actually care about.”

Dr. Chehrenama earned her Doctor of Osteopathic Medicine from the Philadelphia College of Osteopathic Medicine and completed her neurology residency and a neuromuscular medicine and neurophysiology fellowship at the University of Maryland Medical System, where she served as chief resident. She is certified by the American Board of Psychiatry and Neurology and holds subspecialty certification in headache medicine from the United Council for Neurologic Subspecialties.

Pursuant to the appointment of Dr. Chehrenama as Chief Medical Officer, the Company has agreed to grant Dr. Chehrenama stock options to purchase 500,000 common shares of BetterLife, with an exercise price of $0.285, quarterly vesting over 24 months and a ten (10) year term.

About BetterLife Pharma

BetterLife Pharma Inc. is an emerging biotechnology company primarily focused on developing and commercializing BETR-001 to treat various neurological disorders. BETR-001, which is in preclinical and IND-enabling studies, is a non-hallucinogenic and non-controlled LSD derivative in development and is unique in that it is unregulated and therefore can be self-administered. BetterLife’s synthesis patent for BETR-001 eliminates regulatory hurdles and its pending patent, for composition and method of use, covers treatment of various neurological disorders, until around 2042. BetterLife also owns a drug candidate for the treatment of viral infections and is in the process of seeking strategic alternatives for further development.

For further information, please visit BetterLife Pharma.

Contact

Ahmad Doroudian, Chief Executive Officer

Email: Ahmad.Doroudian@blifepharma.com

Phone: 1-604-221-0595

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Cautionary Note Regarding Forward-Looking Statements

No securities exchange has reviewed nor accepts responsibility for the adequacy or accuracy of the content of this news release. This news release may contain forward-looking statements that are not historical facts. Forward-looking statements are often identified by terms such as “will”, “may”, “should”, “anticipate”, “expects” and similar expressions. All statements other than statements of historical fact, included in this release are forward-looking statements that involve risks and uncertainties. There can be no assurance that such statements will prove to be accurate and actual results and future events could differ materially from those anticipated in such statements. Important factors that could cause actual results to differ materially from the Company’s expectations include the failure to satisfy the conditions of the relevant securities exchange(s) and other risks detailed from time to time in the filings made by the Company with securities regulations. The reader is cautioned that assumptions used in the preparation of any forward-looking information may prove to be incorrect. Events or circumstances may cause actual results to differ materially from those predicted, as a result of numerous known and unknown risks, uncertainties, and other factors, many of which are beyond the control of the Company. The reader is cautioned not to place undue reliance on any forward-looking information. Such information, although considered reasonable by management at the time of preparation, may prove to be incorrect and actual results may differ materially from those anticipated. Forward-looking statements contained in this news release are expressly qualified by this cautionary statement. The forward-looking statements contained in this news release are made as of the date of this news release and the Company will update or revise publicly any of the included forward-looking statements as expressly required by applicable law.

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